BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426

December 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioSig Technologies, Inc. (the “Registrant”)
Request for Withdrawal of Registration Statement on Form S-8
(File No. 333-203472)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement on Form S-8 (File No. 333-203472) initially filed with the Commission on April 17, 2015, together with all exhibits and amendments thereto (the “Registration Statement”).  No securities were sold in connection with such offering.

The Registrant inadvertently filed the Registration Statement at a time when it was not subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  The Registrant presently satisfies such requirement, and intends to file a new Registration Statement on Form S-8 following the Commission’s consent to the withdrawal requested hereby.

Respectfully,

BIOSIG TECHNOLOGIES, INC.

By:           /s/ Gregory D. Cash
Name: Gregory D. Cash
Title: Chief Executive Officer